Tharimmune, Inc.

34 Shrewsbury Avenue

Red Bank, NJ 07701

September 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tharimmune, Inc.
Registration Statement on Form S-3, File No. 333-289869 Filed August 26, 2025

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: September 4, 2025

Requested Time: 5:00 p.m., Eastern Time

Ladies and Gentlemen:

Tharimmune, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3, as amended (File No. 333-289869), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 5:00 p.m. Eastern time on Thursday, September 4, 2025, or as soon as practicable thereafter.

Sincerely yours,

Tharimmune, Inc.

/s/ Sireesh Appajosyula
Sireesh Appajosyula
Chief Executive Officer